EXHIBIT 21
Subsidiaries of the Registrant

	State of	Percentage
	Incorporation	Ownership
Pinnacle Bank (1)	Alabama	100%
First General Service(s) Corporation (2)	Alabama	100%
First General Ventures Corporation (2)	Alabama	100%

(1)	Subsidiary of the Registrant.

(2)	Subsidiary of Pinnacle Bank.